UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2010

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On January 12, 2010, ASAT Holdings Limited (the “Company”) issued a press release announcing that at an extraordinary general meeting of its shareholders held on the same day a resolution to dispose of substantially all of the assets of the Company in accordance with Article 41 was passed. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: January 12, 2010

	By:	/S/ ERIC EARLE THOMPSON
	Name:	Eric Earle Thompson
	Title:	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated January 12, 2010, announcing that at an extraordinary general meeting of its shareholders held on the same day a resolution to dispose of substantially all of the assets of the Company in accordance with Article 41 was passed.

Exhibit 99.1

ASAT Holdings Limited Announces Result of Extraordinary General Meeting

HONG KONG, DONGGUAN, China and MILPITAS, Calif., – January 12, 2010 – ASAT Holdings Limited (ASTTY.PK) (the “Company”), a global provider of semiconductor package design, assembly and test services, today announced that at a duly convened Extraordinary General Meeting of its shareholders held on January 12, 2010 the shareholders have passed the following as an ordinary resolution:

“THAT the sale of 1,035 shares of ASAT Limited, which constitutes the entire issued and fully paid up share capital of ASAT Limited (the “Sale Shares”, as defined in the sale and purchase agreement entered into on 31 December 2009 between the Company, New ASAT (Finance) Limited and the Purchaser (as defined below) (the “SPA”)) and all of the Company’s right, title and interest to the inter-company receivables owing to the Company, as lender, by ASAT Limited, as borrower (the “ASAT Holdings Loan Receivables”) to United Test and Assembly Center Ltd., a company incorporated under the laws of Singapore, or its nominee (the “Purchaser), upon and subject to the terms and conditions of the SPA, be and is hereby approved, and THAT this resolution shall (i) constitute consent of the Shareholders of the Company under and for the purposes of Clause 4.1(c) of the SPA and (ii) authorize the sale of substantially all of the assets of the Company under and for the purposes of Article 41 of the Articles of Association of the Company.”

A copy of the SPA may be viewed on the website of the Company at www.asat.com and on the website of the United States Securities and Exchange Commission at www.sec.gov.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 20 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today, the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com